UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vir Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

   92764N 102

(CUSIP Number)

Mark McDonnell

ARCH Venture Corporation

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92764N 102	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92764N 102	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 28,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 28,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 10 of 15 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D originally filed on November 8, 2019 (the “Original 13D”), relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Vir Biotechnology, Inc. (the “Issuer”) having its principal executive office at 499 Illinois Street, Suite 500, San Francisco, CA 94158.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Original 13D, as applicable. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	AVF IX is the record owner of 12,486,109 shares of Common Stock (“AVF IX Record Shares”). AVP IX LP, as the sole general partner of ARCH Venture Fund IX, may be deemed to beneficially own the AVF IX Record Shares. AVP IX LLC, as the sole general partner of AVP IX LP, may be deemed to beneficially own the AVF IX Record Shares.

AVF IX Overage is the record holder of 16,180,554 shares of Common Stock (“IX Overage Record Shares” and, together with the AVF IX Record Shares, the “Record Shares”).  AVP IX Overage GP, as the sole general partner of ARCH IX Overage, may be deemed to beneficially own the IX Overage Record Shares.  AVP IX LLC, as the sole general partner of AVF IX Overage GP, may be deemed to beneficially own the IX Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, each of the AVP IX Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 124,513,565 shares of Common Stock reported by the Issuer to be outstanding after the closing of the Issuer’s follow-on offering on July 8, 2020 in the Issuer’s prospectus Form 424B4 filed with the Securities and Exchange Commission on July 10, 2020.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable

CUSIP No. 92764N 102	13D	Page 11 of 15 Pages

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

AVF IX and AVF IX Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated November 29, 2017 (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on September 30, 2019 and incorporated by reference herein. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements, inspection rights and observer rights set forth in Section 3 were terminated. Pursuant to the Investor Rights Agreement, AVF IX and AVF IX Overage have certain registration rights with respect to its Common Stock. AVF IX, AVF IX Overage and Nelsen have entered into lock-up agreements with the underwriters of the Issuer’s follow-on offering on July 8, 2020 pursuant to which AVF IX, AVF IX Overage and Nelsen have generally agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 75 days after July 8, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Investor Rights Agreement hereby incorporated by reference to the Issuer’s S-1 filed on September 30, 2019

CUSIP No. 92764N 102	13D	Page 12 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 29, 2020

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 92764N 102	13D	Page 13 of 15 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       The Amendment No. 1 to this Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 92764N 102	13D	Page 14 of 15 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Vir Biotechnology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: July 29, 2020

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 92764N 102	13D	Page 15 of 15 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*             The Amendment No. 1 to this Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.